Exhibit 99.1

Press Release

Zymeworks and Daiichi Sankyo Announce Successful Achievement of a Research Milestone in Bispecific Antibody Collaboration

Vancouver, Canada, Tokyo, Japan and Basking Ridge, NJ – (July 18, 2017) – Zymeworks Inc. (“Zymeworks”), a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation bispecific and multifunctional biotherapeutics, initially focused on the treatment of cancer, and Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) today announced the successful achievement of a research milestone for an immuno-oncology bispecific antibody therapeutic candidate in their collaboration.  In conjunction with this milestone achievement, Zymeworks is to receive a milestone payment of one million dollars from Daiichi Sankyo.

Under the terms of their existing agreement signed on September 26, 2016, Zymeworks granted Daiichi Sankyo a license to Zymeworks’ Azymetric™ and EFECT™ platforms to develop a bispecific antibody therapeutic for which Zymeworks is eligible to receive preclinical, clinical and commercial milestone payments, as well as up to double-digit tiered royalties on global product sales. Additionally, Zymeworks obtained a license to certain immuno-oncology antibodies from Daiichi Sankyo, with the right to research, develop and commercialize multiple bispecific products globally in exchange for royalties on global product sales.

“We are very excited by the rapid progress we have made in our collaboration with Daiichi Sankyo, which further demonstrates the versatility and biophysical robustness of the Azymetric™ platform, and we continue to work closely with Daiichi Sankyo towards advancing this potential immuno-oncology therapeutic towards the clinic,” said Dr. Ali Tehrani, President and CEO of Zymeworks. “In parallel, we are continuing to develop and advance other novel immunomodulatory bispecific antibodies incorporating the immuno-oncology antibodies that were in-licensed from Daiichi Sankyo to expand Zymeworks’ pipeline of therapeutic candidates.”

“We are pleased that we have been able to reach this research milestone for the development of this bispecific antibody with Zymeworks,” said Toshinori Agatsuma, Ph.D., Vice President, Biologics & Immuno-Oncology Laboratories at Daiichi Sankyo. “We look forward to continued success with this collaboration to help strengthen our bispecific antibody development capabilities in order to help change the standard of care for patients with cancer.”

About the Azymetric™ Platform
The Azymetric™ platform consists of a library of proprietary amino acid substitutions that enable the transformation of monospecific antibodies into bispecific antibodies, which gives them the ability to simultaneously bind two non‑overlapping epitopes, or antigens. Azymetric™ bispecific technology enables the development of biotherapeutics with dual-targeting of receptors/ligands and simultaneous blockade of multiple signaling pathways, increasing tumor‑specific targeting and efficacy while reducing toxicities and the potential for drug-resistance. Additionally, the dual‑targeting of Azymetric™ antibodies has demonstrated synergistic efficacy in preclinical studies through simultaneous binding relative to the application of an equivalent dose of the corresponding monospecific antibodies. Azymetric™ bispecifics can also be engineered to enhance internalization of the antibody into the tumor cell and consequently increase the delivery of cytotoxic payloads.

First-generation bispecific platforms significantly alter the structure of monoclonal antibodies or rely upon complex and proprietary manufacturing processes. Azymetric™ bispecifics, in contrast, retain the desirable drug-like qualities of monoclonal antibodies, including long half-life, stability and low immunogenic potential, which increases their probability of success. Azymetric™ bispecifics are also compatible with standard manufacturing processes with high yields and purity, which accelerates manufacturing timelines and reduces costs.

About the EFECT™ Platform
The EFECT™ platform is a library of antibody Fc region modifications engineered to modulate the activity of the antibody-mediated immune response, which includes both the up and down-regulation of effector functions. This platform is compatible with traditional monoclonal antibodies as well as Azymetric™ bispecific antibodies, which further enables the customization of therapeutic responses for different diseases.

About Zymeworks Inc.
Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

About Daiichi Sankyo Cancer Enterprise
The vision of Daiichi Sankyo Cancer Enterprise is to leverage our world-class, innovative science and push beyond traditional thinking in order to create meaningful treatments for patients with cancer. We are dedicated to transforming science into value for patients, and this sense of obligation informs everything we do. Anchored by our Antibody Drug Conjugate (ADC) and Acute Myeloid Leukemia (AML) Franchises, our cancer pipeline includes more than 20 small molecules, monoclonal antibodies and ADCs stemming from our powerful research engines: our two laboratories for biologic/immuno-oncology and small molecules in Japan, and Plexxikon Inc., our small molecule structure-guided R&D center in Berkeley, CA. Compounds in development include: quizartinib, an oral FLT3 inhibitor, for newly-diagnosed and relapsed/refractory AML with FLT3-ITD mutations; DS-8201, an ADC for HER2-expressing breast and gastric cancer, and other HER2-expressing solid tumors; and pexidartinib, an oral CSF-1R inhibitor, for tenosynovial giant cell tumor (TGCT), which is also being explored in a range of solid tumors in combination with the anti-PD1 immunotherapy pembrolizumab. For more information, please visit: www.DSCancerEnterprise.com.

About Daiichi Sankyo
Daiichi Sankyo Group is dedicated to the creation and supply of innovative pharmaceutical products to address diversified, unmet medical needs of patients in both mature and emerging markets. With over 100 years of scientific expertise and a presence in more than 20 countries, Daiichi Sankyo and its 15,000 employees around the world draw upon a rich legacy of innovation and a robust pipeline of promising new medicines to help people. In addition to a strong portfolio of medicines for hypertension and thrombotic disorders, under the Group’s 2025 Vision to become a “Global Pharma Innovator with Competitive Advantage in Oncology,” Daiichi Sankyo research and development is primarily focused on bringing forth novel therapies in oncology, including immuno-oncology, with additional focus on new horizon areas, such as pain management, neurodegenerative diseases, heart and kidney diseases, and other rare diseases. For more information, please visit: www.daiichisankyo.com. Daiichi Sankyo, Inc., headquartered in Basking Ridge, New Jersey, is a member of the Daiichi Sankyo Group. For more information on Daiichi Sankyo, Inc., please visit: www.dsi.com.

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements include statements that relate to the clinical development of Daiichi’s immuno-oncology bispecific antibody therapeutic candidate, the advancement of other bispecific antibodies or Zymeworks’ product candidate pipeline, Daiichi collaboration progress and other information that is not historical information. When used herein, words such as “progress”, “continue”, “advancing”, “potential”, “expand”, and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in our registration statement on Form F-1 and in our supplemented PREP prospectus dated April 27, 2017 filed in connection with our initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contacts:

Zymeworks:
David Poon, Ph.D.
Executive Director, External R&D and Alliances
(604) 678-1388
bd@zymeworks.com

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com

Daiichi Sankyo:
Jennifer Brennan
Director, Global Product Communications
Daiichi Sankyo, Inc.
+1 908 992 6631 (office)
+1 201 709 9309 (mobile)
jbrennan2@dsi.com

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